LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

December 17, 2021

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”)
File Nos. 002-88912 and 811-03942

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 87 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 30, 2021 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on November 17, 2021 at approximately 1:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Sustainable Municipal Bond Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1.                   Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

2.                   Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

3.                   We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or

[1] Accession No. 0000930413-21-001696.

comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Part B – Prospectus

4.                   We note that funds with certain ESG terms in its name should have an 80% policy related to that term. Please explain supplementally how the Fund’s name is not materially deceptive or misleading if the 80% policy is solely with respect to municipal bonds and not sustainable municipal bonds. Please disclose the percentage of the Fund’s assets that will be invested in municipal securities whose use of proceeds is sustainable. (Please refer to the ESG remarks from the July 2021 AMAC meeting.)

Response: We have added the following language to the first paragraph under “Principal Investment Strategies”: “In addition, under normal conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments that Lord Abbett believes support initiatives that provide social or environmental benefits (sustainable initiatives).”

5.                   In the third paragraph under “Principal Investment Strategies,” it states: “The Fund seeks to invest in municipal securities whose use of proceeds the Fund’s portfolio management team believes at the time of purchase have, or may have, a positive social or environmental impact.” Please add disclosure describing how the Fund determines whether the use of proceeds of a security will have “a positive social or environmental impact” at the time of purchase. In addition, please note that the phrase “or may have” may be insufficient for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please further describe what is meant by the phrase “or may have.”

Response: We have revised the paragraph to state as follows:

Lord Abbett applies a proprietary sustainability framework to its fundamental and quantitative research-based investment strategy to identify securities that, in its view, support initiatives that provide social or environmental benefits (sustainable initiatives). The Fund seeks to invest in municipal securities whose use of proceeds the Fund’s portfolio management team believes at the time of purchase have, or in the future is likely to have, a positive social or environmental impact. In evaluating a potential investment to determine if it has a positive social or environmental impact, Lord Abbett will initially consider the alignment of the security’s intended use of proceeds with the guidelines of international committees deemed relevant by Lord Abbett, such as the United Nations Sustainable Development Goals (UN SDGs). In certain instances, Lord Abbett may also consider the principles or standards set forth by the International Capital Market Association (ICMA). The guidelines provided by the UN SDGs and ICMA may change over time and Lord Abbett may deem other international committees or similar organizations relevant to its determination in the future. A potential investment may have a variety of intended uses of proceeds; not all intended uses of proceeds are required to have a positive social or environmental impact to be eligible for the Fund’s portfolio. When considering the potential impact of a proposed investment, Lord Abbett will also consider a variety of other factors to rate an issuer with respect to environmental, social and governance (ESG) matters, including the issuer’s governance practices, transparency, and management of material social or environmental issues. The factors Lord Abbett considers will depend on the data available, will differ from sector to sector and may change over time. In its evaluation of these factors, Lord Abbett may use its internally-developed research, third party research and data providers, and information made available by the issuer. The Fund generally will not invest in municipal securities of any issuer determined by Lord Abbett to be involved in settlements with manufacturers of tobacco products or operators of gambling casinos.

6.                   The next sentence in the third paragraph under “Principal Investment Strategies” states: “In evaluating a potential investment, Lord Abbett will initially consider the alignment of the security’s intended use of proceeds with the guidelines of international committees deemed relevant by Lord Abbett, such as the United Nations Sustainable Development Goals (UN SDGs).” Please list in the disclosure the guidelines and international committees that are referenced in this disclosure.

Response: We have revised the referenced language as follows: “In evaluating a potential investment to determine if it has a positive social or environmental impact, Lord Abbett will initially consider the alignment of the security’s intended use of proceeds with the United Nations Sustainable Development Goals (UN SDGs). In certain instances, Lord Abbett may also consider the principles or standards set forth by the International Capital Market Association (ICMA). The guidelines provided by the UN SDGs and ICMA may change over time and Lord Abbett may deem other international committees or similar organizations relevant to its determination in the future.”

7.                   The following sentence in the third paragraph under “Principal Investment Strategies” states: “A potential investment may have a variety of intended uses of proceeds; not all intended uses of proceeds are required to have a positive social or environmental impact to be eligible for the Fund’s portfolio.” If the Fund does not have an 80% policy in sustainable investments, the Fund’s name should be changed.

Response: We refer you to our response to comment 4 above.

8.                   In the third paragraph under “Principal Investment Strategies,” it states: “When considering the potential impact of a proposed investment, Lord Abbett will also consider a variety of other factors to rate an issuer with respect to environmental, social and governance (ESG) matters, including the issuer’s governance practices, transparency, and management of material social or environmental issues...” Please define the Fund’s ESG area of focus with more specificity.

Response: We have revised the referenced language as follows: “When considering the potential impact of a proposed investment, Lord Abbett will also consider the environmental, social and governance matters that it believes are most material to the issuer based on the sector in which it operates, with a focus on environmental or social purposes following an initial general ESG screen as part of its proprietary sustainability framework.”

9.                   In the third paragraph under “Principal Investment Strategies,” it states: “In its evaluation of these factors, Lord Abbett may use its internally-developed research, third party research and data providers, and information made available by the issuer.” Please identify these third party research and data providers and briefly describe each provider’s criteria and methodology in “Principal Investment Strategies.” In addition, please consider the principal risks relating to the Fund’s use of these third party providers since the criteria can vary significantly from the Fund’s and across providers.

Response: Although Lord Abbett uses information provided by third party data providers, Lord Abbett applies its own sustainability proprietary framework to potential investments and does not rely on the ESG-related criteria provided by third party data providers. If Lord Abbett determines to utilize the ESG-related criteria of third party providers in the future, the Registrant will consider additional disclosure as to these providers. The Registrant also notes the following risk disclosure currently included in the Fund’s prospectus (emphasis added):

Sustainability Risk: Because sustainability is only one of the many factors Lord Abbett will consider in making an investment, there is no guarantee that Lord Abbett will successfully implement and make investments in issuers that create a positive environmental, social or governance impact while achieving the desired financial returns. Considering sustainability factors when evaluating an investment may result in the selection or exclusion of certain investments based on Lord Abbett’s view of these factors and carries the risk that the Fund may underperform funds that do not take sustainability-related factors into account. Sustainability factors may affect the Fund’s exposure to certain issuers, sectors, regions, countries or types of investments, which could negatively impact the Fund’s performance depending on whether such investments are in or out of favor. Applying sustainability investing goals to investment decisions is qualitative and subjective by nature, and there is no guarantee that the criteria utilized by Lord Abbett or a third party or any judgment exercised by Lord Abbett or a third party will reflect the beliefs or values of any particular investor. In evaluating an issuer, Lord Abbett is often dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause Lord Abbett to incorrectly assess an issuer’s sustainability practices or related risks and opportunities. To the extent that Lord Abbett engages with issuers on ESG-related practices and potential enhancements thereto, such engagements may not achieve the desired financial and social results, or the market or society may not view any such changes as desirable. In addition, issuers may not be willing or able to engage on ESG-related practices. Sustainability-related practices differ by region, industry and issue and are evolving accordingly, and an issuer’s sustainability-related practices or Lord Abbett’s assessment of such practices may change over time.

10.               Please describe the Fund’s due diligence process – whether it performs its own independent analysis or relies exclusively on third party screens.

Response: We refer you to our response to comment 9 above.

11.               Please explain whether the Fund’s ESG criteria apply to all investments or only some investments, and whether ESG is the exclusive factor considered or one of several.

Response: The Fund’s ESG criteria apply to all investments. In addition to ESG, other factors are considered by the Fund’s portfolio management team, which are listed in the penultimate paragraph under “Principal Investment Strategies”: “The Fund’s portfolio management team focuses on credit risk analysis, tax-exempt income yield, total return potential, interest rate risk, and call protection in managing its portfolio.” In addition, we have added the following disclosure to the Fund’s principal investment strategies: “Lord Abbett applies its sustainability framework to all potential Fund investments.”

12.               In the second paragraph under “Principal Investment Strategies,” it states: “The Fund may invest up to 20% of its net assets in lower rated municipal bonds…” Given the liquidity and risk profile of lower rated municipal bonds, please explain how this investment is appropriate in the open end fund structure. (Please refer to the release adopting Rule 22e-4 under the 1940 Act.)

Response: As discussed under “Liquidity Management” in the Fund’s prospectus, “the Fund has implemented measures designed to enable it to pay redemption proceeds in a timely fashion while maintaining adequate liquidity. The Fund’s portfolio management team continually monitors portfolio liquidity and adjusts the Fund’s cash level based on portfolio composition, redemption rates, market conditions, and other relevant criteria.” Further, pursuant to Rule 22e-4 under the 1940 Act, the Fund has adopted a Liquidity Risk Management Program and Policy (the “Program”). The Program is designed to assess, manage and periodically review the Fund’s liquidity risk. In addition, in accordance with Rule 22e-4, the Fund will have a 15% limit on illiquid investments. Although the market for lower rated municipal bonds may be less liquid than the market for higher rated bonds, we do not believe that all such bonds would be considered illiquid investments under Rule 22e-4. We also note the following principal risks that are currently included in the Fund’s prospectus:

In response to Item 4 of Form N-1A:

Below Investment Grade Municipal Bond Risk: Below investment grade municipal bonds typically pay a higher yield than investment grade municipal bonds, but have greater price fluctuations and a higher risk of default than investment grade municipal bonds. The market for below investment grade municipal bonds may be less liquid due to such factors as specific municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally, and less secondary market liquidity. This may make such bonds more difficult to sell at an acceptable price, especially during periods of financial distress, increased market volatility, or significant market decline.

In response to Item 9 of Form N-1A:

Below Investment Grade Municipal Bond Risk: Below investment grade municipal bonds typically pay a higher yield than investment grade municipal bonds, but have greater price fluctuations and a higher risk of default than investment grade municipal bonds. The market for below investment grade municipal bonds may be less liquid due to such factors as specific municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally, and less secondary market liquidity. Below investment grade municipal bonds may be highly speculative and have poor prospects for reaching investment grade standing. Issuers of below investment grade municipal bonds generally are not as strong financially as those issuers with higher credit ratings, and are more likely to encounter financial difficulties, especially during periods of rising interest rates or other unfavorable economic or market conditions. Below investment grade municipal bonds are subject to the increased risk of an issuer’s inability to meet principal and interest obligations and a greater risk of default. Some issuers of below investment grade bonds may be more likely to default as to principal or interest payments after the Fund purchases their securities. A default, or concerns in the market about an increase in risk of default or the deterioration in the creditworthiness of an issuer, may result in losses to the Fund. The Fund may incur higher expenses to protect its interests in such securities and may lose its entire investment in defaulted bonds. The secondary market for below investment grade municipal bonds is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies, and other financial institutions. As a result, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher rated securities. In addition, market trading volume for lower rated securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, the Fund may incur losses because it may be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the below investment grade municipal bonds in its portfolio.

13.               The fourth paragraph under “Principal Investment Strategies” references “floating or adjustable rate bonds.” If floating or adjustable rate bonds will be principal investments of the Fund, please add risk disclosure relating to these types of bonds, including, for example, LIBOR risk.

Response: We have added the following principal risks to the Fund’s prospectus:

In response to Item 4 of N-1A:

Floating Rate Interest Risk: Changes in short-term market interest rates may affect the yield on the Fund’s investments in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates may be delayed. Substantial increases in interest rates may cause an increase in issuer defaults, as issuers may lack resources to meet high debt service requirements.

LIBOR Risk: Certain instruments in which the Fund may invest rely in some fashion upon the London Interbank Offered Rate (“LIBOR”). On March 5, 2021, the United Kingdom Financial Conduct Authority (“FCA”) and LIBOR’s administrator, ICE Benchmark Administration (“IBA”), announced that most LIBOR settings will no longer be published after the end of 2021 and a majority of U.S. dollar LIBOR settings will no longer be published after June 30, 2023. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR and lead to significant short-term and long-term uncertainty and market instability.

In response to Item 9 of Form N-1A:

Floating Rate Interest Risk: Changes in short-term market interest rates may affect the yield on the Fund’s investments in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates may be delayed. Substantial increases in interest rates may cause an increase in issuer defaults, as issuers may lack resources to meet high debt service requirements.

LIBOR Risk: Certain instruments in which the Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the IBA, that banks charge one another for the use of short-term money. On March 5, 2021, the FCA and the IBA announced that most LIBOR settings will no longer be published after the end of 2021 and a majority of U.S. dollar LIBOR settings will no longer be published after

June 30, 2023. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR. Uncertainty and volatility arising from the transition may result in a reduction in the value of certain LIBOR-based instruments held by the Fund. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

14.               In “Derivatives Risk” under “Principal Risks,” please consider highlighting the risks of inverse floaters as separate from derivatives risk. Please also tailor derivatives risk to focus on the derivatives highlighted as principal investments of the Fund.

Response: We have separated the discussion of inverse floaters into its own standalone risk as shown below. We believe the revised disclosure appropriately addresses the risks associated with the use derivatives anticipated for the Fund.

Inverse Floater Risk: The Fund’s use of inverse floaters may reduce the Fund’s returns and/or increase the Fund’s volatility. Inverse floaters typically are more volatile than fixed rate municipal bonds. Distributions on inverse floaters are inversely related to short-term municipal bond interest rates. Therefore, distributions paid to the Fund on its inverse floaters will fall when short-term municipal interest rates rise and will rise when short-term municipal interest rates fall. Inverse floaters generally will underperform the market for fixed rate municipal bonds in a rising interest rate environment. Holders of inverse floaters bear the risk of the fluctuation in value of the issuing trust’s underlying municipal bonds because holders of the floaters have the right to tender their notes back to the trust for payment at par plus accrued interest. This creates effective leverage because the Fund’s net cash investment is significantly less than the value of the underlying bonds. The leverage ratio increases as the value of the inverse floaters becomes a greater proportion of the value of the municipal bonds deposited into the trust.

15.               Supplementally, please identify the benchmark against which the Fund will measure its performance.

Response: The Fund will measure its performance against the Bloomberg Barclays 1-15 Year Municipal Bond Index.

16.               In “Management – Portfolio Managers” in the Fund Summary, please consider adding the month of the year in which the portfolio managers began managing the Fund.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

Part C – Statement of Additional Information

17.               Because the Fund’s name includes the term “municipal,” please revise the fundamental policies in “Investment Policies” on page 3-1 of Part I to add a policy that the Fund’s distributions are exempt from federal income tax. (Please refer to Rule 35d-1(a)(4) and Question 4 of “Frequently Asked Questions about Rule 35d-1” dated December 4, 2021.)

Response: Please refer to the following disclosure on page 14 in the statutory prospectus for the Fund. We believe this disclosure adequately addresses the comment and so no further change is required.

Under normal conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds that pay interest exempt from federal income tax. This 80% policy may not be changed without shareholder approval.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC